Exhibit 99.1

Press Release	Media Contact Matthias Link T +49 6172 609-2872 matthias.link@fresenius.com

Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com www.freseniusmedicalcare.com

May 16, 2019

Fresenius Medical Care stays on course for growth – Annual General Meeting approves 22nd straight dividend increase

Fresenius Medical Care, the world’s largest provider of dialysis products and services, is investing in further growth. At the Annual General Meeting in Frankfurt today, CEO Rice Powell explained the company’s growth strategy: “We will be investing to the benefit of our patients — in innovation, efficiency and areas of growth. We have already taken important steps in this direction: We want to continuously improve dialysis care in a number of ways. Because we are vertically integrated, we are ideally placed to develop innovations for a range of applications, from diagnosis to treatment.”

A large shareholder majority of 89.78 percent approved the company’s 22nd consecutive dividend increase. The dividend will be raised from €1.06 to €1.17, an increase of 10 percent.

With large majorities, the Annual General Meeting elected two new members as shareholder representatives to the Supervisory Board: Dr. Dorothea Wenzel, Executive Vice President and Head of the Global Business Unit Surface Solutions at Merck KGaA, and Professor Dr. Gregor Zünd, Chief Executive Officer of the University Hospital of Zurich. The two by-elections were necessitated by the departures of Dr. Gerd Krick and Deborah Doyle McWhinney from the Supervisory Board last year.

Shareholder majorities of 56.81 and 52.32 percent, respectively, approved the actions of the General Partner and the Supervisory Board in 2018.

At the Annual General Meeting, 76.68 percent of the subscribed capital was represented.

The next Annual General Meeting is scheduled for May 19, 2020.

Note to the media: Images from today’s Annual General Meeting can be found at: https://tinyurl.com/fme-agm2019

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.4 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,971 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 336,716 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the company provides related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.